EXHIBIT 12.2
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

					Nine-Month
	Years Ended December 31,				Period Ended
	2010	2009	2008	2007	December 31, 2006
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$777	$784	$703	$665	$253
Add:
Fixed charges	392	398	349	322	221
Deduct:
Net income attributable to noncontrolling
interest in subsidiary that has not
incurred fixed charges	—	(8)	(7)	(6)	(6)
Total earnings available for fixed charges	$1,169	$1,174	$1,045	$981	$468

Fixed Charges and Preferred Stock
Dividends:
Interest expense	$387	$394	$343	$314	$215
Estimated interest portion of rentals
charged to expense	5	4	6	8	6
Total fixed charges	392	398	349	322	221
Preferred stock dividends	3	3	3	3	2
Total fixed charges and preferred stock
dividends	$395	$401	$352	$325	$223

Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	3.0 x	2.9 x	3.0 x	3.0 x	2.1 x